Harbin Electric Reports Second Quarter 2007 Results
Revenues Up 44 Percent and Net Income Up 24 Percent Year Over Year

Highlights:

•	Total revenues for the quarter were $14 million, up 44% compared to $9.7 million in the second quarter of 2006
•	Second quarter 2007 net income was $4.6 million, up 24% compared to $3.7 million in the second quarter of 2006
•	Diluted earnings per share were $0.24 for the quarter, up 14% compared to $0.21 for the same quarter of last year

(Harbin, China, August 13, 2007) ----- Harbin Electric, Inc. (or “the Company”, Nasdaq: HRBN), a technology-oriented market leader in product development and integrated production tailored to customer applications in linear motors, motor/controller automation systems, specialty micro-motors for automobile interior applications and other specialty micro-motors, today reported its financial results for the second quarter ended June 30, 2007.

Quarterly Key Figures

	Three Months Ended	Three Months Ended
	June 30, 2007	June 30, 2006	YoY% Change
Revenues	$13,989,693	$9,711,345	44%
Gross Profit	$7,220,370	$4,800,792	50%
Gross Profit Margin	52%	49%
Net Income	$4,556,156	$3,677,745	24%
Net Profit Margin	33%	38%
Diluted EPS	$0.24	$0.21	14%

Total revenues in the second quarter of 2007 were $14 million, a 44% increase compared to $9.7 million in the same quarter of 2006, driven by continued growth in sales of industrial linear motors and special motors to existing customers.

Gross profit margin as a percentage of revenues was 52% for the quarter compared to 49% for the same period last year. The higher gross profit margin was due to increases in product sales and a more favorable mix of products shipped in the second quarter of 2007 compared to the corresponding period of 2006.

The Company generated net income of $4.6 million in the quarter, representing an increase of 24% compared with net income of $3.7 million in the same quarter in the prior year. The year-over-year improvement was primarily driven by increases in product sales, government grants, and interest income from bank deposits and from an interest rate swap, and was partially offset by higher SG&A expenses, amortization expenses of debt discount and interest expenses on the $50 million notes issued in August 2006. The higher SG&A expenses in this period were due to increased sales efforts as well as higher stock based compensation expenses.

Non-cash amortization expenses of the debt discount for the quarter were $1.13 million. There were no such expenses in the same quarter of the previous year. This non-operating charge reduced second quarter earnings by $0.06 per diluted share. This expense was due to amortization of debt discount for the $50 million notes issued on August 30, 2006. As of June 30, 2007, the unamortized debt discount totaled $19.14 million. Excluding this non-cash item, second quarter earnings per diluted share would have been $0.30.

Net earnings per diluted share were $0.24 for the quarter versus $0.21 for the same quarter of last year, an increase of 14%.

Six Month Period Key Figures

	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2006	YoY% Change
Revenue	$27,615,907	$18,590,003	49%
Gross Profit	$14,078,298	$9,074,527	55%
Gross Profit Margin	51%	49%
Net Income	$7,960,219	$7,472,241	7%
Net Profit Margin	29%	40%
Diluted EPS	$0.42	$0.43	-2%

For the six months ended June 30, 2007, the Company generated net revenues of $27.6 million versus $18.6 million for the six months ended June 30, 2006, representing a 49% year-over-year growth driven by increased sales to existing customers. A slightly higher gross profit margin year-over-year reflects a more favorable mix of products shipped in the first and second quarters of 2007 compared to the corresponding period in 2006.

The Company’s net income was $8 million for the six month period ended June 30, 2007, a 7% increase compared to $7.5 million for the same period of the prior year, primarily due to higher sales which contributed $5 million to the Company’s gross profit for the period, and was partially offset by higher SG&A expenses, amortization expenses of debt discount and interest expenses.

Net earnings per diluted share were $0.42 for the six month period ended June 30, 2007 compared to $0.43 for the same period of last year. Non-cash amortization expenses of the debt discount for the six month period ended June 30, 2007 totaled $2.27 million and reduced earnings for the six month period by $0.12 per diluted share, while there were no amortization expenses of the debt discount for the same period of last year.

“I am very pleased with our solid second quarter results,” said Harbin Electric Chairman and Chief Executive Officer Tianfu Yang. “We continued to see year-over-year growth driven by sales to existing customers, demonstrating the strength of our ongoing customer relationships.”

“During the quarter, we announced the formation of a subsidiary in the U.S., Advanced Automation Group, LLC. We are joined by top-notch researchers and engineers in the U.S. to build this subsidiary into Harbin Electric’s research and development center that will be specialized in industrial automation controller technology,” Mr. Yang added. “Through this newly formed subsidiary, we believe that we can capitalize on the U.S.-based world class development expertise and a China-based electric motor manufacturing capability, expand our business into the industrial automation controller market, and enhance Harbin Electric’s existing R&D assets. We expect that this project will also provide us greater reach into the U.S. and international markets.”

Mr. Yang continued, “We recently also completed our strategic acquisition of Harbin Taifu Auto Electric Co. Ltd., a manufacturer of specialty micro-motors for automobile interior applications. Its current production facility located in Harbin, China has the capacity to produce 2,400,000 motor units annually. I am excited about the Company’s growth potential as we further expand our business in specialty micro-motors with a focus on supplying the fast growing Chinese automobile industry and capturing the potential of the international auto markets with companies that increasingly source auto parts from China. The construction of our new manufacturing facility in Shanghai is ongoing and we look forward to the integration of the new business into the Shanghai facility.”

Looking forward, Mr. Yang commented, “We are executing our business growth strategies according to plan. We are very confident in our ability to continuously deliver solid results for the reminder of the year.”

About Harbin Electric, Inc.:

Harbin Electric, headquartered in Harbin, China, is the market leader in linear motors, motor/controller automation systems, specialty micro-motors for automobile interior applications, and other specialty micro-motors and is the first and currently the only Chinese company to provide product development and integrated production tailored to customer applications. The Company is highly technology-oriented with a focus on innovation, creativity, and value-added products and is environmentally conscious and socially responsible. It provides its customers with energy efficient products and its employees with friendly working and living conditions, competitive compensation, and reasonable work schedules. One of the Company’s greatest assets is its strong R&D capability achieved by recruiting talent worldwide and through collaboration with top scientific institutions. Its ISO certified manufacturing facility is equipped with state-of-the-art production lines and quality control systems to ensure product quality. Driven by advantages in closer customer relationships, better understanding of local markets and customer needs, and lower production cost, the Company is able to outperform its competition, which is mainly foreign, and has steadily improved its competitive position in the domestic linear motor market. With fast economic growth in China and favorable government policies, Harbin Electric has formulated and is in execution of a multi-faceted growth strategy to expand the business into the linear motor systems for urban mass transportation and rotary motors with a clear focus on providing high-end, energy efficient products. To learn more about Harbin Electric, visit www.harbinelectric.com

Safe Harbor Statement

The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company’s periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled “Risk Factors” in its quarterly report on Form 10-QSB for the quarter ended June 30, 2007. The Company does not undertake any obligation to update forward-looking statements contained in the press release. This press release contains forward-looking information about the Company that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,”, “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate” or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company’s future performance, operations and products.

For investor and media inquiries, please contact:

Harbin Electric, Inc.
Barry L. Raeburn
Tel: 215-854-8104
E-mail: info@HarbinElectric.com

cQuest, a Christensen Affiliate
Christy Shue
Tel: 917-576-2209
E-mail: cshue@ChristensenIR.com

Source: Harbin Electric Inc.

	JUNE 30,	DECEMBER 31,
	2007	2006
	UNAUDITED
ASSETS
CURRENT ASSETS:
Cash	$62,700,593	$67,313,919
Accounts receivable, net of allowance for doubtful accounts of $45,699
and $44,552 as of June 30, 2007 and December 31, 2006, respectively	10,546,850	8,827,799
Inventories	1,391,605	583,287
Other receivables	100,769	27,991
Other receivables - related parties	-	44,998
Advances on inventory purchases	2,527,626	834,590
Total current assets	77,267,443	77,632,584

PLANT AND EQUIPMENT, net	10,233,847	9,219,534

OTHER ASSETS:
Debt issue costs, net of amortization	2,510,937	2,757,155
Advances on equipment purchases	11,913,900	-
Advances on intangible assets	2,134,625	2,585,977
Intangible assets, net of accumulated amortization	825,433	640,337
Other assets	174,168	123,234
Investment in derivative hedge	1,004,401	-
Total other assets	18,563,464	6,106,703

Total assets	$106,064,754	$92,958,821

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$183,333	$258,911
Other payables	468,371	406,520
Other payables - related party	35,613	-
Accrued liabilities	165,950	107,263
Customer deposits	330,214	319,261
Taxes payable	499,981	556,943
Interest payable	1,122,000	1,122,000
Total current liabilities	2,805,462	2,770,898

NOTES PAYABLE, net of debt discount $19,144,335 and $21,410,401 as of
June 30, 2007 and December 31, 2006, respectively	30,855,665	28,589,599

CROSS CURRENCY HEDGE PAYABLE	3,945,951	-

WARRANT LIABILITIES	-	16,568,080

Total liabilities	37,607,078	47,928,577

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS' EQUITY:
Common Stock, $0.00001 par value, 100,000,000 shares authorized,
16,602,951 shares issued and outstanding	166	166
Paid-in-capital	35,674,843	12,252,064
Retained earnings	27,829,594	26,222,408
Statutory reserves	4,523,715	4,523,715
Accumulated other comprehensive income	429,358	2,031,891
Total shareholders' equity	68,457,676	45,030,244
Total liabilities and shareholders' equity	$106,064,754	$92,958,821

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)

	FOR THE SIX MONTHS		FOR THE THREE MONTHS
	ENDED JUNE 30,		ENDED JUNE 30,
	2007	2006	2007	2006
REVENUES	$27,615,907	$18,590,003	$13,989,693	$9,711,345

COST OF SALES	13,537,609	9,515,476	6,769,323	4,910,553

GROSS PROFIT	14,078,298	9,074,527	7,220,370	4,800,792

RESEARCH AND DEVELOPMENT EXPENSE	453,359	826,754	235,519	504,165

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,960,321	1,430,853	1,445,858	636,677

INCOME FROM OPERATIONS	10,664,618	6,816,920	5,538,993	3,659,950

Other (income) expense, net	(9,310)	(53,148)	(6,854)	914
Non-operating (income)	(763,408)	-	(757,087)	-
Realized (gain) on sale of marketable securities	-	(571,143)	-	-
Amortization expense of debt discount	2,266,066	-	1,133,033	-
Gain on cross currency hedge	(297,637)	-	(297,637)	-
Interest expense (income), net	1,508,688	(31,030)	911,382	(18,709)
OTHER EXPENSE (INCOME), NET	2,704,399	(655,321)	982,837	(17,795)

INCOME BEFORE PROVISION FOR INCOME TAXES	7,960,219	7,472,241	4,556,156	3,677,745

PROVISION FOR INCOME TAXES	-	-	-	-

NET INCOME	7,960,219	7,472,241	4,556,156	3,677,745

OTHER COMPREHENSIVE LOSS	1,602,533	264,816	2,307,201	1,093,730

COMPREHENSIVE INCOME	$6,357,686	$7,207,425	$2,248,955	$2,584,015

BASIC WEIGHTED AVERAGE NUMBER OF SHARES	16,600,507	16,600,451	16,600,562	16,600,451

BASIC EARNING PER SHARE	$0.48	$0.45	$0.27	$0.22

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	18,739,186	17,245,535	18,740,981	17,350,758

DILUTED EARNING PER SHARE	$0.42	$0.43	$0.24	$0.21